UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number: 333-7484

                                 INNOVA, S. de R.L. de C.V.
(Translation of registrant's name into English)

             Insurgentes Sur 694 Piso 8, Col. Del Valle  03100 Mexico, D.F. Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82         .)


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVA, S. de R.L. de C.V. (Registrant)
Dated: February 17, 2004	By: /s/ Carlos Ferreiro Rivas Name: Carlos Ferreiro Rivas Title: Chief Financial Officer


[LOGO - SKY]

For Immediate Release

Innova, S. de R.L. de C.V. Commences Exchange Offer

Mexico City, Mexico, February 17, 2004 - Innova, S. de R.L. de C.V. has announced that on February 13, 2004, it commenced an offer to exchange up to $300,000,000 principal amount of 9.375% Senior Exchange Notes due 2013 (the "new notes") for a like aggregate principal amount of outstanding 9.375% Senior Notes due 2013 (the "old notes"), which were issued on September 19, 2003 pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended. Rule 144A notes may only be tendered in denominations of U.S.$10,000 of principal amount at maturity for Rule 144A Global notes; Regulation S notes may only be tendered in denominations of U.S.$1,000 of principal amount at maturity for Regulation S Global Notes; and both Regulation 144A and Regulation S notes may only be tendered in integral multiples of U.S.$1,000 in excess thereof. The terms of the new notes and the old notes are identical in all respects, except that, because the offer of the new notes will have been registered under the Securities Act, the new notes will not be subject to transfer restrictions, registration rights or related provisions for increased interest if Innova, S. de R.L. de C.V. defaults under the registration rights agreement.

Innova, S. de R.L. de C.V. will accept for exchange any and all original notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time on March 17, 2004 (the "expiration date"), unless extended. Tenders of original notes may be withdrawn at any time prior to 5:00 p.m. New York City time on the expiration date.

The terms of the exchange offer and other information relating to Innova, S. de R.L. de C.V. are set forth in the prospectus dated February 13, 2004. Copies of the prospectus and the related letter of transmittal may be obtained from The Bank of New York, which is serving as the exchange agent in connection with this exchange offer. The Bank of New York's address, telephone number and facsimile number are as follows:

The Bank of New York
101 Barclay Street
Floor 7W
Corporate Trust Operations
Reorganization Unit
New York, New York 10286
Telephone: (212) 815-6331
Fax: (212) 298-1915

Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an Australian corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.). For more information, please visit www.sky.com.mx.

Grupo Televisa S.A. is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

News Corporation, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

Liberty Media International, owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia. For more information, please visit www.libertymedia.com.

This press release contains forward-looking statements regarding the Company's prospects that do not directly or exclusively relate to historical facts. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in the Company's Registration Statement on Form F-4 dated December 8, 2003, as amended, which, among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Carlos Ferreiro
Chief Financial Officer
Innova, S. de R.L. de C.V.
lnsurgentes Sur 694
Piso 8
Col. del Valle
Mexico City, Mexico 03100
(5255) 5448-4131
cferreiro@sky.com.mx